Exhibit 13

Electromedical Technologies, Inc.

Term Sheet

Common Stock Offering

Issuer:	Electromedical Technologies, Inc., a Delaware corporation (the “Company”)
Type of Security:	Common Stock
Pre-Money Valuation:	$12,500,000
Offering Size:	$5,000,000
Price Per Share:	$0.71 per share
Shares Authorized to be sold in this Offering:	7,042,254 shares
Minimum Offering Amount	The minimum offering amount is $500,000. If the minimum offering amount is not reached prior to the termination of the offering all subscriptions will be refunded to subscribers without deduction or interest.
Dividends:	Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.
Voting Rights:	All shares have the same voting rights.
Investment Amount Restrictions:	Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.
Information:	The Preliminary Offering Circular filed with the SEC can be found here: https://www.sec.gov/Archives/edgar/data/1715819/000114420417048745/v475419_partiiandiii.htm
Closings:	The Company may undertake one or more closings on a rolling basis once the minimum offering amount is raised.
Offering Period:	The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the company in our sole discretion.
Use of Proceeds:	The net proceeds of this Offering will be used primarily to cover research and development and production for the WellnessPro POD, research and development and production for the Wellness ION Pen, general research and development, sales and marketing, debt repayment, and workforce and operating capital, including executive compensation. The details of our plans are set forth in our “Use of Proceeds” section.

Subscription Procedure:

Go to the Offering page at www.flashfunders.com/emt, click on the “Invest” button and follow the procedures as described.

•      Electronically receive, review, execute and deliver to us through Docusign, a Subscription Agreement; and

•      Deliver funds by wire transfer, check, providing bank account information for the Offering Deposit Account Agent to debit the funds for the amount set forth in the Subscription Agreement directly to the specified bank account maintained by the Offering Deposit Account Agent, or other electronic funds transfer method approved by FlashFunders.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT AT: https://www.sec.gov/Archives/edgar/data/1715819/000114420417048745/v475419_partiiandiii.htm

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